                                   EXHIBIT 5
                                   ---------

                          BFX HOSPITALITY GROUP, INC.
              226 Bailey Avenue, Suite 101 * Fort Worth, TX 76107
                     (817) 332-4761 * FAX: (817) 877-0420
--------------------------------------------------------------------------------



                                 June 22, 1998

Mr. Alan Tremain
Hotels of Distinction
380 South County Road
Palm Beach, Florida 33480

Dear Alan:

        It has become apparent that under current and foreseeable market conditions it is highly unlikely that BFX Hospitality Group, Inc. (the "Company"), will be able to acquire any hotel properties at acceptable prices; and there are no prospects for securing any significant management contracts on hotel properties. In view of the circumstances, the Company and you have agreed as follows:

        1. You agree to, and do hereby, tender your resignation as Chairman of the Board of the Company, effective as of the Closing Date (as hereinafter defined);

        2. The Employment Agreement between you and the Company, dated as of April 11, 1997 (the "Employment Agreement"), shall be terminated without cause, effective as of the Closing Date and pursuant to the terms of the Employment Agreement, the Company shall pay to you the sum of $104,166.67 (representing $100,000.00 severance and one-half month's salary) at the Closing (as hereinafter defined);

        3. Pursuant to the terms of the Employment Agreement, the Company shall purchase from you the 280,000 shares of the Company's common stock owned by you, and the Non-Qualified Stock Option Agreement between the Company and you, dated as of April 11, 1997, shall terminate effective as of the Closing Date, in consideration of the Company's payment to you at the Closing of the total aggregate sum of $700,000.00;

        4. Pursuant to the terms of the Employment Agreement, your covenant not to compete shall terminate effective as of the Closing Date. Thereafter you shall be free to pursue on your own behalf any hotel prospects you have presented to the Company during your tenure on the Board of Directors;

        5. The Company agrees to transfer to you the tradename "Hotels of Distinction," at the Closing, by Bill of Sale in form and content mutually agreed upon (the "Bill of Sale"), and the Company agrees to change the name of its subsidiary Hotels of

Mr. Alan Tremain
Hotels of Distinction
June 22, 1998
Page 2



                Distinction, Inc. to a different name as soon as practicable following the Closing Date;

        6. Any press release covering your resignation as Chairman of the Board and the termination of your employment with the Company shall be mutually agreed upon prior to its dissemination;

        7. Effective July 1, 1998, the Company shall terminate all expenses relating to the office currently utilized by Hotels of Distinction, Inc. in Palm Beach, Florida. You agree to assume all of the Company's obligations under the office lease beginning July 1, 1998, and take possession and ownership of all furniture and fixtures located in such office (which shall be conveyed to you pursuant to the terms of the Bill of Sale);

        8. With the exception of the name Hotels of Distinction and the assets described in paragraph 7 hereof, you acknowledge that the Company is retaining the corporate entity Hotels of Distinction, Inc., and all assets owned by it.

        9. The Closing of this transaction (the "Closing") shall occur through the mails, or via facsimile, on or before Friday, June 26, 1998. The actual date of Closing shall be called the "Closing Date."

        10. At the Closing, the Company shall deliver to you a Certified Corporate Resolution authorizing the transactions contemplated hereby.

        11. At the Closing, the Company and you shall execute and deliver a Mutual General Release and Indemnification Agreement with respect to matters arising out of your employment relationship with the Company and your capacity as Chairman of the Board of Directors of Company, in a form and content to be mutually agreed upon.

        12. At the Closing, the Company shall cause to be delivered to you a legal opinion from McLean & Sanders, a professional corporation, that the transactions contemplated hereby comply with the Company's Certificate of Incorporation and Bylaws and that all authorizations or consents required to consummate the transactions contemplated hereby have been obtained.

        13. At the Closing, you agree to deliver, or cause to be delivered, the original Stock Certificates covering the 280,000 of the Company's common stock owned by you, properly endorsed for transfer, and deliver the original of your Non-Qualified Stock Option Agreement.

Mr. Alan Tremain
Hotels of Distinction
June 22, 1998
Page 3



        14. The Closing of the transactions contemplated by this Letter Agreement is subject to the prior approval of the Board of Directors of the Company, and upon receipt thereof, the Company shall wire transfer to you the sum of $700,000.00, and the other sums payable to you pursuant to paragraph 2 hereof;

                If the above accurately sets forth all of our agreements and understandings with respect to your resignation as Chairman of the Board of the Company and the termination of your employment with the Company, please execute a copy of this Letter Agreement and return it to me.

        I greatly appreciate the contributions you have made to the Company, and sincerely regret that changes to the Company's business plan have resulted in the discontinuance of our formal relationship.

                                        Sincerely,

                                        BFX HOSPITALITY GROUP, INC.



                                        By: /s/ Robert H. McLean
                                           ----------------------------------
                                           Robert H. McLean, Chief Executive
                                           Officer

ACCEPTED AND AGREED
this 24th day of June, 1998.
     ----


/s/ Alan Tremain
--------------------------------
Alan Tremain